

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

January 12, 2016

Mail Stop 4631

<u>Via Email</u>
Mr. William A. Kenter
Chief Financial Officer
Smith Midland Corporation
P.O. Box 300, 5119 Catlett Road
Midland, VA  22728

> **Re:**   **Smith Midland Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 1-13752**

Dear Mr. Kenter:

    We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ W. John Cash

                        W. John Cash
                        Branch Chief
                        Office of Manufacturing and
                        Construction